MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of The Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Québec)
Section 81(2) of the Securities Act (Nova Scotia
And Similar Provisions of Other Provincial Securities Legislation

1.

Reporting Issuer:

Enterra Energy Trust

2600, 500-4th Avenue S.W.

Calgary, AB  T2P 2V6

2.

Date of Material Change:

January 16, 2004

3.

Press Release:

On January 16, 2004 at Calgary, Alberta, a news release was issued and disseminated through CCN Matthews.

4.

Summary of Material Change:

Enterra Energy Trust announces financing with Glickenhaus & Co.

5.

Full Description of Material Change:

Enterra Energy Trust (“Enterra”) announced that it signed an agreement with Glickenhaus & Co. of New York to issue 1,650,000 trust units at a price of US$10.00 per unit for total proceeds of US$16,500,000. The funds will replace the interim financing for the properties recently acquired in East Central Alberta. These properties, as previously reported on December 23, produce approximately 1,800 boe/day, consisting of 1,600 bbls/day of oil and 1,200 mcf/day of natural gas, along with approximately 22,166 acres of undeveloped land.

In conjunction with the acquisition of the properties and the financing with Glickenhaus & Co., Enterra is also entering into a joint venture development agreement with JED Oil Inc. for the exploitation and development of the properties.”

JED Oil Inc. (“JED”) is a private oil and gas development company headed by Reg Greenslade and Tom Jacobsen, both former executives of Enterra Energy Corp. JED will provide all of the development capital for this project in exchange for a working interest. It is anticipated that JED will initially commit a minimum of US$15 million towards this development program.

6.

Reliance on Confidential Disclosure Provisions:

Not Applicable

7.

Omitted Information:

None

8.

Senior Officers:

For further information, contact Luc Chartrand, President and Chief Executive Officer of Enterra Energy Corp. at (403) 213-2502.

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 20th day of January, 2004.

ENTERRA ENERGY TRUST by its Administrator, ENTERRA ENERGY CORP.

Per:

Luc Chartrand

President and Chief Executive Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATIONS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

193529-336693
CAL_DOCS #1392139 v. 1